1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

ALLISON M. FUMAI allison.fumai@dechert.com
+1 212 698 3526 Direct
+1 212 698 3599 Fax
October 26, 2021

U.S. Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Matthew Williams, Division of Investment Management

Re: VanEck ETF Trust (the “Trust”)
(File Nos. 333-123257 and 811-10325)

Dear Mr. Williams:

We are in receipt of your telephonic comments regarding the registration statement on Form N-1A (the “Registration Statement”) for the Trust with respect to VanEck Green Metals ETF (the “Fund”), a series of the Trust, filed with the Securities and Exchange Commission (the “SEC”) on August 9, 2021. The Trust has considered your comments and has authorized us to make the responses and changes discussed below to the Registration Statement on its behalf. Below, we describe the changes that have been or will be incorporated into the Fund’s Registration Statement in response to the Staff of the SEC’s (the “Staff”) comments and provide any responses to or any supplemental explanations of such comments, as requested.

GENERAL
Comment 1.
Please respond to all comments in a letter filed as a correspondence on EDGAR and email a courtesy copy of the letter to the Staff examiner. Please remove all brackets and fill in all outstanding information prior to the 485(b) filing with SEC. The Staff notes that the Trust and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the Staff. Please note that where a comment is made in one section of the Prospectus, such comment is applicable to similar disclosures appearing elsewhere in the Prospectus.

Response 1.	We respectfully acknowledge your comment.

Comment 2.	Please provide the Fund’s ticker symbol when it becomes available and update the Fund’s series and class identifiers on EDGAR as appropriate pursuant to Rule 313 of Regulation S-T.

Response 2.
We hereby confirm that the Fund’s ticker symbol will be provided in the Fund’s 485(b) filing and the Fund’s series and class identifiers will be updated on the Trust’s EDGAR site concurrently with the Fund’s 485(b) filing.

PROSPECTUS

Comment 3.	Under the “Summary Information—Fund Fees and Expenses” section, please bold the second sentence of the disclosure as per Form N-1A.

Response 3.	The disclosure has been revised accordingly.

Comment 4.	Please provide the fee table and expense example information as a separate correspondence filing prior to the effectiveness of the Fund’s Registration Statement.

Response 4.	The Trust previously filed a correspondence filing dated October 12, 2021 containing the “Fund Fees and Expenses” table and expense example information for the Fund.

Comment 5.
The following comments relate to the Fund’s implication of Rule 35d-1 under the Investment Company Act of 1940, as amended (the “Names Rule”):
a) The Fund’s name includes the term “Green Metals,” which the Staff believes suggests a type of investment and therefore the Fund should adopt a Names Rule-compliant 80% policy that covers such term. Further, the term “green metals companies” should be used and clearly defined in the disclosure for Names Rule purposes. The Fund’s 80% policy should therefore be clearly linked to investments in “green metals companies” as opposed to solely “green metals” and such companies should be clearly defined as companies with at least 50% of their assets or revenue devoted to or derived from the production, refining, processing and recycling of metals used in the transition from fossil fuels to clean energy.

b) Please also add a brief discussion to the disclosure under Items 4(a) and 9(b) of Form N-1A and to the corresponding risk disclosure covering the nexus between rare earth and strategic metals and green metals. The Fund’s name and the Item 4 disclosure discuss green metals, but do not discuss rare earth and strategic metals. While the Item 9 disclosure does discuss rare earth and strategic metals, it is not apparent from the disclosure how, if at all, the “50% of revenue” test is dependent on rare earth and strategic metals and the companies involved in their production, nor how their intended risks do or do not overlap with those of green metals companies.

Response 5.
With respect to subpart (a) of the comment, we have revised the disclosure to adopt a Names Rule-compliant 80% policy that the Fund will normally invest at least 80% of its total assets in securities of Green Metals Companies (as defined therein). We note that Section 35(d) of the 1940 Act and Rule 35d-1 do not provide a standard for defining a company as a member of an industry or sector suggested by the fund’s name. Rather, as noted in Footnote 43 to the adopting release of Rule 35d-1 (the “Adopting Release”), “an investment company may use any reasonable definition of the terms used in its name.” We further note that none of Section 35(d) of the 1940 Act, Rule 35d-1, the Adopting Release, nor the Division of Investment Management’s Frequently Asked Questions about Rule 35d-1 (the “FAQ”) requires a fund to invest in securities of a company that has at least 50% of its assets in or derives at least 50% of its revenues from a particular industry suggested by the fund’s name. Because the Fund has now adopted a policy to invest at least 80% of its total assets in securities of Green Metals Companies, we respectfully believe that the Fund complies with the requirements of the Names Rule.

With respect to subpart (b) of the comment, the disclosure has been revised accordingly to describe the nexus between green metals and rare earth and strategic metals.

Comment 6.
In connection with the concerns highlighted in the preceding comment, and with respect to the first sentence under the “Summary Information—Principal Investment Strategies” section relating to the Fund’s benchmark Index, please revise so that the Fund includes an 80% policy that is tied to green metals companies, with a clear definition of “green metals companies,” which is in turn tied to the Fund’s benchmark Index.

Response 6.	The disclosure has been revised accordingly.

Comment 7.
With respect to the second sentence under the “Summary Information—Principal Investment Strategies” section, please revise the disclosure to replace “includes” with “consists of”. The Staff notes that “includes” provides impermissibly broad discretion with regard to companies within the Index.

Response 7.	The disclosure has been revised to remove the word “includes.”

Comment 8.
The fourth sentence under the “Summary Information—Principal Investment Strategies” states that “[t]o be initially eligible for the Index, companies must generate at least 50% of their revenues from green metals or have mining projects with potential to generate at least 50% of their revenues from green metals when developed.” The Index’s methodology states that current components of the Index only need to generate 25% of their revenues from green metals, which does not meet the “50% of assets or revenues” test expected. Please confirm that current components of the Index must meet a “50% or greater of assets or revenues” threshold.

Response 8.
We respectfully acknowledge your comment. MV Index Solutions GmbH (the “Index Provider”) employs a buffer rule to reduce potential portfolio turnover given that significant short-term volatility may arise between Index rebalances that could result in the premature removal of an Index constituent. As noted above, the Adopting Release generally suggests that, for purposes of satisfying a fund’s 80% policy adopted in compliance with the Names Rule, the fund is allowed to invest in securities that would provide the fund with exposure to the economic fortunes and risks of the types of investments suggested by the fund’s name. Since none of Section 35(d) of the 1940 Act, Rule 35d-1, the Adopting Release, nor the FAQ sets a formal threshold for measuring this exposure, we and the Index Provider believe the 25% threshold is appropriate for current Index constituents. The disclosure in the “MVIS® Global Clean-Tech Metals Index” section has been revised to reflect the lower thresholds for current Index constituents.

Comment 9.
With respect to the fourth sentence under the “Summary Information—Principal Investment Strategies” section, please delete “with potential to generate at least 50% of their revenues from green metals when developed” in its entirety. The Staff notes that this language does not provide a sufficient nexus to revenue from green metals for purposes of the “50% of revenues” test.

Response 9.
As stated above, we respectfully note that none of Section 35(d) of the 1940 Act, Rule 35d-1, the Adopting Release, nor the FAQ requires a fund to invest in securities of a company that has at least 50% of its assets in or derives at least 50% of its revenues from a particular industry suggested by the fund’s name. The Index Provider utilizes qualitative and quantitative analysis of each company’s financial statements, balance sheets and earnings reports to determine whether a company has invested in mining projects with potential to generate at least 50% of the company’s revenue from green metals when developed. Companies that no longer meet this criteria, and which are not otherwise eligible for inclusion in the Index, are removed from the Index during the next rebalance date. Accordingly, we respectfully believe the current disclosure is appropriate.

Comment 10.
With respect to the reference to “foreign market issuers” in the fifth sentence under the “Summary Information—Principal Investment Strategies” section, please disclose if the Fund also invests in emerging market issuers as a principal strategy. Please also include in the principal strategies disclosure if the Fund makes significant investments in Chinese companies via China A-shares, Australian companies, and Asian companies as suggested by the current Item 4 risk disclosure.

Response 10.
We respectfully acknowledge your comment and the disclosure has been revised to reflect that the Index may include emerging market issuers and A-shares issued by companies trading via the Shanghai-Hong Kong Stock Connect program and the Shenzhen-Hong Kong Stock Connect program; however, we believe the remaining disclosure is appropriate.

Comment 11.
In connection with the eighth and currently bracketed sentence under the “Summary Information—Principal Investment Strategies” section, please update the language to disclose the Index’s weighting methodology.

Response 11.
We respectfully acknowledge your comment; however, we believe such level of specificity is more appropriate in the “MVIS® Global Clean-Tech Metals Index” section, which currently discloses that the Index is modified market capitalization-weighted.

Comment 12.
Within the third sentence of the third paragraph under the “Summary Information—Principal Investment Strategies” section, please revise “the basic materials sector and the mining industry” to list the industries or groups of industries the Fund invests in, as opposed to sectors, for consistency with the other disclosure therein.

Response 12.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate.

Comment 13.
With respect to the use of “a significant portion” in the third sentence of the third paragraph under the “Summary Information—Principal Investment Strategies” section, please clarify how this differs from concentration. If the Index is concentrated (i.e., greater than 25% is allocated to any of these industries or groups of industries), please define concentration and adjust the disclosure accordingly.

Response 13.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate.

Comment 14.
In connection with the Fund’s “Risk of Investing in Rare Earth and Strategic Metals Companies” disclosure, please add principal strategies disclosure related to rare earth and strategic metals companies, as appropriate, and include disclosure explaining the nexus and relevant differences between these metals and green metals.

Response 14.	As noted in Response 5, the disclosure has been revised accordingly.

Comment 15.
In accordance with ADI 2020-11 - Registered Funds’ Risk Disclosure Regarding Investments in Emerging Markets, please update “Risk of Investing in Emerging Market Issuers,” as appropriate, or explain why no update is necessary. In particular, note in general terms any limitations concerning the Adviser’s ability to assess the Index Provider’s due diligence process covering Index data prior to its use in the Index’s computation, construction, and/or rebalancing.

Response 15.	The disclosure has been revised accordingly.

Comment 16.
In connection with the Fund’s “Concentration Risk” disclosure, please revise the use of “sector or sectors” throughout the registration statement to remove such terms and only refer to industries or groups of industries for consistency with the Fund’s fundamental concentration policy.

Response 16.	We respectfully acknowledge your comment; however, we believe the referenced disclosure is appropriate.

Comment 17.	Under the “Summary Information—Performance” section, please supplementally identify an appropriate broad-based securities market index against which the Fund will compare its performance.

Response 17.	Once the Fund has one calendar year of performance, the Fund intends to include the returns of the S&P 500 Index as the broad-based securities market index.

Comment 18.
The Staff notes that pursuant to Form N-1A, the disclosure responsive to Item 4(a) should be a summary of the disclosure responsive to Item 9(b). However, the Item 9 disclosure here is very brief and does not include the sectors in which the Fund focuses, its diversification status, its concentration policy, etc. Please revise the disclosure as appropriate to follow the disclosure regime contemplated by Form N-1A.

Response 18.	We respectfully acknowledge your comment; however, we believe that the referenced disclosure is appropriate and consistent with the requirements of Form N-1A.

Comment 19.
In connection with the Fund’s “Risk of Investing in Depositary Receipts” disclosure, Item 9 discusses investments in depositary receipts as a non-principal strategy. Accordingly, please confirm whether depositary receipts should be listed as a principal risk and reconcile the disclosure.

Response 19.
The disclosure has been revised to relocate the “Risk of Investing in Depositary Receipts” disclosure to under the “Additional Information About the Fund’s Investment Strategies and Risks—Additional Non-Principal Risk” section.

Comment 20.	In the Fund’s Item 9 “Non-Diversified Risk” disclosure, please delete “Vectors” from the Trust’s name to reflect its current name.
Response 20.	The disclosure has been revised accordingly.

Comment 21.
With respect to the “Additional Information About the Fund’s Investment Strategies and Risks—Additional Non-Principal Investment Strategies” section, please confirm how convertible securities, structured notes, derivatives and other investment companies will be treated for purposes of the Fund’s 80% policy.

Response 21.	We hereby confirm that the Fund’s investments in convertible securities, structured notes and derivatives will not count towards its 80% policy.

Comment 22.
The “Additional Information About the Fund’s Investment Strategies and Risks—Additional Non-Principal Investment Strategies” section states that the Fund may invest in affiliated and unaffiliated funds. If the acquired fund fees and expenses resulting from such investments exceed one basis point (0.01%) of the Fund’s total annual fund operating expenses, please include an “Acquired Fund Fees and Expenses” line item in the Fund’s “Fund Fees and Expenses” table.

Response 22.
We hereby confirm that the Fund currently does not expect its acquired fund fees and expenses to exceed more than 0.01% of the Fund’s total annual fund operating expenses, and as such, the Fund’s investments in other funds do not warrant an “Acquired Fund Fees and Expenses” line item in the “Fund Fees and Expenses” table.

Comment 23.
Within “Risk of Investing in Derivatives” under the “Additional Information About the Fund’s Investment Strategies and Risks—Additional Non-Principal Risks” section, please remove the last two sentences of the fourth paragraph.

Response 23.	The disclosure has been revised accordingly.

Comment 24.
Under the “MVIS Global Clean-Tech Metals Index” section, please include the minimum component number for the Index, which the current methodology notes is 20 companies, and disclosure noting that the index provider may add additional companies at its discretion to meet the minimum component number. Please also clarify how this done in accordance with the Index’s rules-based methodology.

Response 24.
We supplementally submit that, in the event the Index Provider is required to add additional companies to meet the minimum component number, the Index Provider, based on its current practices, will select the next largest company in terms of market capitalization that does not initially meet the market capitalization requirement for inclusion in the Index but otherwise meets the revenue criteria for inclusion in the Index. If no additional companies meet the revenue criteria for inclusion in the Index, the Index Provider will select the next largest company in terms of market capitalization that is closest to meeting the revenue criteria. We supplementally note that there are currently 50 constituents in the Index.

Comment 25.
Please confirm supplementally that the Fund and its Adviser are not and will not be in possession of any non-public information regarding the Index’s methodology and screening criteria and will not have any ongoing involvement in the Index, its methodology, or screening criteria.

Response 25.
We hereby confirm that the Fund and the Adviser are not and will not be in possession of any material non-public information regarding the Index methodology and screening criteria and will not have any ongoing involvement in the Index and its methodology and screening criteria after the Fund is launched.

STATEMENT OF ADDITIONAL INFORMATION

Comment 26.	With respect to third sentence of the second paragraph under the “General Description of the Trust” section, please revise the disclosure to adjust for the missing term.

Response 26.	The disclosure has been revised accordingly.

Comment 27.	With respect to Fundamental Restriction 7 under the “Investment Policies and Restrictions—Investment Restrictions” section, please change “may invest” to “will invest.”

Response 27.	We respectfully acknowledge your comment; however, we believe that the referenced disclosure is appropriate.

Comment 28.
With respect to Non-Fundamental Restriction 1 under the “Investment Policies and Restrictions—Investment Restrictions” section, please change “securities” to “investments” to track Rule 22e-4. Please also consider disclosing what “illiquid” means for purposes of this restriction in a parenthetical within the restriction.

Response 28.	We respectfully acknowledge your comment; however, we believe the referenced disclosure is appropriate.

Comment 29.
With respect to Fundamental Restriction 7 under the “Investment Policies and Restrictions—Investment Restrictions” section, please add an explanatory note to the disclosure confirming that the Fund will consider the investments of its underlying investment companies when determining compliance with the Fund’s concentration policy.

Response 29.
The Trust is not aware of a requirement to consider the concentration policies of an underlying investment company in which the Fund invests for purposes of determining the Fund’s compliance with its concentration policy. To the extent that the Trust determines that the Fund’s investments in an underlying investment company exposes the Fund to a material risk, including significant exposure to a particular industry or group of industries, the Trust would include appropriate risk disclosure in the Fund’s Registration Statement.

Comment 30.	Please include disclosure responsive to Item 17(b)(2)(iv) of Form N-1A (i.e., a statement whether the Trust’s nominating committee will consider nominees recommended by security holders and, if so, the procedures to be followed by security holders in submitting recommendations) under the “Board of Trustees of the Trust” section or please supplementally explain why the disclosure is not appropriate.

Response 30.	We respectfully acknowledge your comment; however, we believe the referenced disclosure is appropriate and consistent with the charter of the Trust’s Nominating and Corporate Governance Committee.

Comment 31.
In the “Proxy Voting Policies and Procedures” section, please disclose, where appropriate, how the Fund will approach environmental, social and governance (“ESG”) proxy issues relevant to the ESG strategy focus of the Fund’s portfolio companies. Alternatively, please explain in correspondence why such disclosure is not required.

Response 31.
We respectfully acknowledge your comment; however, we believe the current disclosure is consistent with the requirements of Form N-1A and the proxy voting policies and procedures adopted by the Adviser, which are reasonably designed to ensure that proxies are voted in a manner that is consistent with the best interests of the Fund and its shareholders.

DECLARATION OF TRUST

Comment 32.
With respect to Section 11.09 of the Trust’s Declaration of Trust (the “Declaration of Trust”) entitled “Derivative Actions,” please provide corresponding disclosure in an appropriate location in the Prospectus and state that this provision does not apply to claims arising under Federal securities laws.

Response 32.
We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate and consistent with the requirements of Form N-1A. We further note that Section 11.12 of the Declaration of Trust states that “If any provision of this Trust Instrument shall be held invalid or improper, unenforceability shall attach only to such provision in such jurisdiction and shall not in any manner affect such provisions in any other jurisdiction or any other provision of this Trust Instrument in any jurisdiction.” We believe that this provision adequately addresses the fact that claims made or arising within the jurisdiction of the United States (including those made or arising under the federal securities laws) would not be subject to Section 11.09, to the extent that they are not consistent with that provision.

Comment 33.
With respect to items (i)(E)(z), (ii) and (iii) of Section 11.10 of the Declaration of Trust entitled “Jurisdiction and Forum,” please disclose in an appropriate location in the Prospectus that these exclusive state court forum provisions do not apply to claims arising under Federal securities laws. Please also disclose in an appropriate location in the Prospectus or in the SAI these provisions and corresponding risks of the provisions even as to non-Federal securities laws claims. For example, please disclose that shareholders may have to bring suit in an inconvenient and less favorable forum and that there is a question regarding the enforceability of such exclusive state court forum provisions since the Securities Act of 1933, as amended, and the 1940 Act permit shareholders to bring claims arising from these Acts in both state and Federal courts.

Response 33.
We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate and consistent with the requirements of Form N-1A. As stated above, we further note that Section 11.12 of the Declaration of Trust states that “If any provision of this Trust Instrument shall be held invalid or improper, unenforceability shall attach only to such provision in such jurisdiction and shall not in any manner affect such provisions in any other jurisdiction or any other provision of this Trust Instrument in any jurisdiction.” We believe that this provision adequately addresses the fact that claims made or arising within the jurisdiction of the United States (including those made or arising under the federal securities laws) would not be subject to Section 11.10, to the extent that they are not consistent with that provision.

Comment 34.
With respect to item (vi) of Section 11.10 of the Declaration of Trust entitled “Jurisdiction and Forum,” please disclose in an appropriate location in the Prospectus or the SAI that shareholders waive the right to a jury trial.

Response 34.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate and consistent with the requirements of Form N-1A.

PART C

Comment 35.	Please file as an exhibit the index licensing agreement as an “other material contract” pursuant to Item 28(h) of Form N-1A.

Response 35.
We respectfully acknowledge your comment. The Trust respectfully confirms that it does not believe that the Licensing Agreement between the Adviser and MV Index Solutions GmbH, the Fund’s index provider, falls within the meaning of “other material contracts” set forth in Form N-1A, Item 28(h). Accordingly, the Trust has not included the Licensing Agreement as an exhibit to the Trust’s Registration Statement.

* * * * *

If you have any questions, please feel free to contact Vince Nguyen at (212) 698-3566 or me at (212) 698-3526.

Very truly yours,

/s/ Allison M. Fumai
Allison M. Fumai